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                                                                      EXHIBIT 21

                                  SUBSIDIARIES

The Company's subsidiaries are (1) Rugged Liner, Inc., a Michigan corporation;
(2) Brainerd International Raceway & Resort, Inc., a Minnesota corporation; (3) Raceway 66, Inc., a Michigan corporation; and (4) The Colonel's, Inc., a Michigan corporation. All of these companies conduct business under their official names.